Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-285707
Prospectus Supplement No. 1
(To Prospectus Supplement and Prospectus dated March 11, 2025)
Rocket Lab Corporation
Common Stock
This Prospectus Supplement No. 1 (this “Supplement No. 1”) to the Prospectus Supplement supplements and amends the Prospectus Supplement dated March 11, 2025 (the “ATM Prospectus Supplement”) and the base prospectus dated March 11, 2025 (the “Base Prospectus”) included in the Registration Statement on Form S-3 (File No. 333-285707), each filed by Rocket Lab USA, Inc. (the “Predecessor Registrant”) with the Securities and Exchange Commission (the “Commission”) on March 11, 2025, which registration statement became automatically effective upon filing. The ATM Prospectus Supplement related to the sale of shares of the Predecessor Registrant’s common stock, par value $0.0001 per share (“Predecessor Registrant Common Stock”) in accordance with the terms of a sales agreement (the “sales agreement”) with BofA Securities, Inc., Cantor Fitzgerald & Co., Stifel, Nicolaus & Company, Incorporated and TD Securities (USA) LLC, as the Predecessor Registrant’s sales agents (the “sales agents”). In accordance with the terms of the sales agreement, the Predecessor Registrant may offer and sell shares of the Predecessor Registrant Common Stock from time to time through or to the sales agents, acting as agents or principal, having an aggregate offering price of up to $500,000,000. As of the date of this Supplement No. 1, approximately $397.7 million remained unsold pursuant to the ATM Prospectus Supplement and the sales agreement.
On May 27, 2025, Rocket Lab Corporation, a Delaware corporation (the “Company”) filed Post-Effective Amendment No. 1 to Registration Statement on Form S-3 ASR (as so amended and supplemented, the “Registration Statement”). The Company became the successor to the Predecessor Registrant on May 23, 2025 for purposes of paragraph (d) of Rule 414 under the Securities Act of 1933, as amended, as a result the adoption by the Predecessor Registrant of a holding company form of organizational structure (the “Reorganization”) implemented in accordance with Section 251(g) of the Delaware General Corporation Law by the merger (the “Merger”) of the Predecessor Registrant with the Company’s wholly-owned subsidiary, Rocket Lab Merger Sub, Inc., a Delaware corporation (the “Merger Sub”), with the Predecessor Registrant being the surviving corporation. Upon effectiveness of the Merger, the separate corporate existence of Merger Sub ceased, and the Predecessor Registrant became a direct, wholly owned subsidiary of the Company, and all shares of Predecessor Registrant Common Stock were automatically converted into shares of common stock, $0.0001 par value (“common stock”), of the Company.
Following the consummation of the Reorganization, Rocket Lab Corporation common stock continues to trade on the Nasdaq Capital Market (the “Nasdaq”) under the ticker symbol “RKLB” with a new CUSIP number (773121 108). Immediately following the consummation of the Reorganization, on a consolidated basis, the assets, businesses, and operations of Rocket Lab Corporation are not materially different than the corresponding assets, business, and operations of the Predecessor Registrant immediately prior to the consummation of the Reorganization.
As a result of the Merger, the Company assumed the rights and obligations of the Predecessor Registrant under the sales agreement by amendment dated May 27, 2025 between the Company and the sales agents, and the ATM Prospectus Supplement and Base Prospectus, as supplemented by this Supplement No. 1, relate to the offer and sale by the Company, as successor registrant to the Predecessor Registrant, pursuant to the Registration Statement of its common stock pursuant to the amended sales agreement.
This Supplement No. 1 is not complete without, and may not be delivered or used except in connection with, the ATM Prospectus Supplement and the Base Prospectus.
The date of this Supplement No. 1 is May 30, 2025.